FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2015

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item

Issuance of notes under the Global Program of Notes to a total amount of U$S 750 million –

Buenos Aires, November 10, 2015

Securities and Exchange Commission

RE: Material Event – Issuance of notes under the Global Program of Notes to a total amount of U$S 750 million –

In our consideration:

We inform you that the Board of BBVA Banco Frances S. A. in its meeting held on November 9, 2015, approved under the global program to a total amount outstanding of U$S 750 million, the issuance of one or more series for a total amount not to exceed AR$ 500 million to be offer in the market, which will be determined in due course by the sub-delegation, together with the other terms of issue in one or more classes.

Sincerely;

BBVA BANCO FRANCES S.A.

Reconquista 199 (C1003ABC) – Casilla de Correo 3196 Correo Central (C1000ZAA) – BUENOS AIRES ARGENTINA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: November 10, 2015	By:	/s/ Ignacio Sanz y Arcelus
		Name:	Ignacio Sanz y Arcelus
		Title:	Chief Financial Officer